As filed with the Securities and Exchange Commission on July 2, 2004

Registration No. 333-115853

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1
to

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ONYX SOFTWARE CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Washington (State or Other Jurisdiction of Incorporation or Organization)	91-1629814 (I.R.S. Employer Identification No.)

1100-112th Avenue NE, Suite 100
Bellevue, Washington 98004
(425) 451-8060
(Address, Including Zip Code, and Telephone Number, Including Area Code, of
Registrant’s Principal Executive Offices)

Janice P. Anderson
Chief Executive Officer and Chairman of the Board
Onyx Software Corporation
1100-112th Avenue NE, Suite 100
Bellevue, Washington 98004
(425) 451-8060
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copy to:
Alan C. Smith
Orrick, Herrington & Sutcliffe LLP
719 Second Avenue, Suite 900
Seattle, Washington 98104
(206) 839-4300

     Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

     The registrant hereby undertakes to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling shareholder named in this prospectus may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling shareholder named in this prospectus is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 2, 2004

504,891 Shares

ONYX SOFTWARE CORPORATION

Common Stock

     The selling shareholder, Visuale, Inc., may offer and resell up to 504,891 shares of our common stock under this prospectus for its own account. Visuale acquired the shares being offered for resale under this prospectus from us in connection with our acquisition of business process management technology assets from Visuale on April 6, 2004. We will not receive any of the proceeds from the sale of these shares by Visuale.

     Our common stock is quoted on the Nasdaq National Market under the symbol “ONXS.” On June 29, 2004, the last reported sales price of our common stock was $3.93 per share.

     Visuale may sell its shares from time to time on the Nasdaq National Market or otherwise. It may sell the shares at prevailing market prices or at prices negotiated with purchasers. Visuale will be responsible for any commissions or discounts due to brokers or dealers. The amount of these commissions or discounts cannot be known now because they will be negotiated at the time of the sales. We will pay certain of the other offering expenses.

Investing in this stock involves risks.
See “Risk Factors” beginning on page 3.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 2, 2004.

     You should rely only on the information provided or incorporated by reference in this prospectus. Neither we nor the selling shareholder has authorized anyone to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than its date, regardless of the time of delivery of this prospectus or any sale of common stock.

     This prospectus is an offer to sell and a solicitation of an offer to buy the securities offered by this prospectus only in jurisdictions where the offer or sale is permitted.

RISK FACTORS

Our operating results fluctuate and could fall below expectations of investors, resulting in a decrease in our stock price.

     Our operating results have varied widely in the past, and we expect that they will continue to fluctuate in the future. If our operating results fall below the expectations of investors, it could result in a decrease in our stock price. Some of the factors that could affect the amount and timing of our revenue and related expenses and cause our operating results to fluctuate include:

•	general economic conditions, which may affect our customers’ capital investment levels in management information systems and the timing of their purchases;

•	rate of market acceptance of our client relationship management, or CRM, solution;

•	budget and spending decisions by our prospective and existing customers;

•	customers’ and prospects’ decisions to defer orders or implementations, particularly large orders or implementations, from one quarter to the next, or to proceed with smaller-than-forecasted orders or implementations;

•	level of purchases by our existing customers, including additional license and maintenance revenues;

•	our ability to enable our products to operate on multiple platforms;

•	our ability to compete in the highly competitive CRM market;

•	the loss of any key technical, sales, customer support or management personnel and the timing of any new hires;

•	our ability to develop, introduce and market new products and product versions on a timely basis;

•	variability in the mix of our license versus service revenue, the mix of our direct versus indirect license revenue and the mix of services that we perform versus those performed by third-party service providers;

•	our ability to successfully expand our operations, and the amount and timing of expenditures related to this expansion; and

•	the cost and financial accounting effects of any acquisitions of companies or complementary technologies that we may complete.

     As a result of all of these factors, we cannot predict our revenue with any significant degree of certainty, and future product revenue may differ from historical patterns. It is particularly difficult to predict the timing or amount of our license revenue because:

•	our sales cycles are lengthy and variable, typically ranging between six and eighteen months from our initial contact with a potential customer to the signing of a license agreement, although the sales cycle varies substantially from customer to customer, and occasionally sales require substantially more time;

•	a substantial portion of our sales are completed at the end of the quarter and, as a result, a substantial portion of our license revenue is recognized in the last month of a quarter, and often in the last weeks or days of a quarter;

•	in recent quarters, the contracting process of our sales cycle has taken more time than we have historically experienced;

•	the amount of unfulfilled orders for our products at the beginning of a quarter is small because our products are typically shipped shortly after orders are received; and

•	delay of new product releases can result in a customer’s decision to delay execution of a contract or, for contracts that include the new release as an element of the contract, will result in deferral of revenue recognition until such release.

     Even though our revenue is difficult to predict, we base our decisions regarding our operating expenses on anticipated revenue trends. Many of our expenses are relatively fixed, and we cannot quickly reduce spending if our revenue is lower than expected. As a result, revenue shortfalls could result in significantly lower income or greater loss than anticipated for any given period, which could result in a decrease in our stock price.

We may be unable to obtain the funding necessary to support the expansion of our business, and any funding we do obtain could dilute our shareholders’ ownership interest in Onyx.

     Our future revenue may be insufficient to support the expenses of our operations, capital needs of Onyx Software Co., Ltd., or Onyx Japan, and the expansion of our business. We may therefore need additional equity or debt capital to finance our operations. If we are unable to generate sufficient cash flow from operations or to obtain funds through additional financing, we may have to reduce our development and sales and marketing efforts and limit the expansion of our business.

  We currently have a total $10.0 million working capital revolving line of credit and a $500,000 term loan facility with Silicon Valley Bank, or SVB. The $10.0 million working capital revolving line of credit is split between an $8.0 million domestic facility and a $2.0 million facility with Export Import Bank of the United States, or Exim Bank. All of the facilities are secured by accounts receivable, property and equipment and intellectual property. The domestic facility allows us to borrow up to the lesser of (a) 70% of eligible domestic and individually approved foreign accounts receivable and (b) $8.0 million. The Exim Bank facility allows us to borrow up to the lesser of (a) 75% of eligible foreign accounts receivable and (b) $2.0 million. The amount available to borrow under the working capital revolving line of credit is reduced by reserves for outstanding standby letters of credit issued by SVB on our behalf and 50% of any borrowings under the term loan facility. At the time of this filing, however, no additional amounts are available under the lines of credit based on the level of our borrowing base and our outstanding letters of credit. We were in compliance with the financial covenants of these facilities as of March 31, 2004. If we are unable to maintain compliance with our covenants in the future or if SVB decides to restrict our cash deposits, our liquidity would be further limited and our business, financial condition and operating results could be materially harmed.

     Assuming our future revenue performance is comparable to the most recent quarterly periods reported, we believe that our existing cash and cash equivalents will be sufficient to meet our capital requirements for at least the next 12 months. Should our revenue results for subsequent quarters fall significantly below the results we achieved in the fourth quarter of 2003, we would likely take action to restructure our operations to preserve our cash. Due to the fact that lower cash balances could negatively impact our sales efforts, we may seek additional funds in the future through public or private equity financing or from other sources to fund our operations and pursue our growth strategy. We may experience difficulty in obtaining funding on favorable terms, if at all. Any financing we might obtain may contain covenants that restrict our freedom to operate our business or may require us to issue securities that have rights, preferences or privileges senior to our common stock and may dilute current shareholders’ ownership interest in Onyx.

We have incurred losses in recent periods, and may not again achieve profitability, which could cause a decrease in our stock price.

     If we do not return to profitability in future quarters, our stock price could decrease. We incurred net losses in each quarter from Onyx’s inception through the third quarter of 1994, from the first quarter of 1997 through the second quarter of 1999, and from the first quarter of 2000 through the first quarter of 2004. As of March 31, 2004, we had an accumulated deficit of $128.8 million. Our accumulated deficit and financial condition have caused some of our potential customers to question our viability, which we believe has in turn hampered our ability to sell some of our products.

     In the near-term, we believe our costs and operating expenses, excluding restructuring-related charges, may decrease in certain areas as we continue to maintain strict cost controls. We expect our costs and operating expenses in the near-term to be at a level that is in line with our expected revenue. We may not be able to increase our revenue sufficiently to keep pace with any growth in expenditures, if at all, and, as a result, may be unable to achieve or maintain profitability in the future.

     Although profitable in the third and fourth quarters of 2003 and the first quarter of 2004, Onyx Japan incurred substantial losses in previous periods. The minority shareholders’ capital account balance as of March 31, 2004 was $180,000. Additional Onyx Japan losses above approximately $429,000 in the aggregate will be absorbed 100% by Onyx, as compared to 58% in prior periods, which could impact our ability to achieve profitability in future periods.

Economic conditions could adversely affect our revenue growth and ability to forecast revenue.

     Our revenue growth and potential for profitability depend on the overall demand for CRM software and services. Because our sales are primarily to corporate customers, we are also affected by general economic and business conditions. A softening of demand for computer software caused by the weakened economy, both domestic and international, has affected our sales and may continue to result in decreased revenue and growth rates. When economic conditions weaken, sales cycles for software products tend to lengthen, and, as a result, we experienced longer sales cycle in 2001, 2002, 2003, and the first quarter of 2004. We expect to continue to experience longer sales cycles than usual in the foreseeable future. As a result of the economic downturn, we have also experienced and may continue to experience difficulties in collecting outstanding receivables from our customers.

     Our management team uses our software to identify, track and forecast future revenue, backlog and trends in our business. Our sales force monitors the status of all proposals, such as the date when they estimate that a transaction will close and the potential dollar amount of such sale. We aggregate these estimates regularly in order to generate a sales pipeline and then evaluate the pipeline at various times to look for trends in our business. While this pipeline analysis provides us with visibility about our potential customers and the associated revenue for budgeting and planning purposes, these pipeline estimates may not consistently correlate to revenue in a particular quarter or over a longer period of time. The slowdown in the domestic and international economies, as well as the effects of terrorist activity and actual and threatened armed conflict, may continue to cause customer purchasing decisions to be delayed, reduced in amount or cancelled, which could reduce the rate of conversion of the pipeline into contracts during a particular period of time. In particular, as a result of the economic slowdown, we believe that a number of our potential customers may delay or cancel their purchase of our software, consulting services or customer support services or may elect to develop their own CRM solution or solutions. A variation in the pipeline or in the conversion of the pipeline into contracts could adversely affect our business and operating results. In addition, because a substantial portion of our sales are completed at the end of the quarter, and often in the last weeks or days of a quarter, we may be unable to adjust our cost structure in response to a variation in the conversion of the pipeline into contracts in a timely manner, which could adversely affect our business and operating results. We have also recently experienced a trend of smaller initial orders by new purchasers of our software. Some customers are reluctant to make large purchases before they have had the opportunity to observe how our software performs in their organization, and have opted instead to make their planned purchase in stages. Additional purchases, if any, may follow only if the software performs as expected. We believe that this trend is a symptom of poor economic conditions, lack of successful deployments by competitors and increasing averseness to risk among our customers and potential customers. To the extent that this trend continues, it will adversely affect our revenues.

Fluctuations in support and service revenue could decrease our total revenue or decrease our gross margins, which could cause a decrease in our stock price.

     Although our support and service revenue represented a lower percentage of our total revenue in the first quarter of 2004 when compared to 2003, during 2001, 2002 and, 2003, our support and service revenue represented a higher percentage of our total revenue than in past periods, which negatively impacted our gross margins. To the extent that this trend continues, our gross margins will continue to suffer. Due largely to the decrease in license revenue in 2001, 2002 and 2003, support and service revenue represented 62% of our total revenue in 2001, 67% of our total revenue in 2002 and 79% of our total revenue in 2003. In the first quarter of 2004, support and service revenue represented 75% of our total revenue. We anticipate that support and service revenue will continue to represent a significant percentage of total revenue. Because support and service revenue has lower gross margins than license revenue, a continued increase in the percentage of total revenue represented by support and service revenue or a further decrease in license revenue, as we experienced in 2001, 2002 and 2003, could have a detrimental effect on our overall gross margins and thus on our operating results. Our support and service revenue is subject to a number of risks. First, we subcontract some of our consulting, customer support and training services to third-party service providers. Third-party contract revenue generally carries even lower gross margins than our service business overall. As a result, our support and service revenue and related margins may vary from period to period, depending on the mix of third-party contract revenues. Second, support and service revenue depends in part on ongoing renewals of support contracts by our customers, some of which may not renew their support contracts. Finally, support and service revenue could decline further if customers select third-party service providers to install and service our products more frequently than they have in the past. If support and service revenue is lower than anticipated, our operating results could fall below the expectations of investors, which could result in a decrease in our stock price.

We have a limited operating history and are subject to the risks of new enterprises.

     We commenced operations in February 1994 and commercially released the first version of our flagship product in December 1994. Accordingly, we have a limited operating history, and we face all of the risks and uncertainties encountered by early-stage companies. These risks and uncertainties include:

•	no history of sustained profitability;

•	uncertain growth in the market for, and uncertain market acceptance of, our solution;

•	reliance on one product family;

•	the risk that competition, technological change or evolving customer preferences, such as preferences for different computing platforms, could harm sales of our solution;

•	the need to implement our sales, marketing and after-sales service initiatives, both domestically and internationally;

•	the need to execute our product development activities;

•	dependence on a limited number of key technical, customer support, sales and managerial personnel; and

•	the risk that our management will be unable to effectively manage growth, a downturn or any acquisition we may undertake.

     The evolving nature of the CRM market increases these risks and uncertainties. Our limited operating history makes it difficult to predict how our business will develop.

If we are unable to compete successfully in the highly competitive CRM market, our business will fail.

     Our solution targets the CRM market. This market is intensely competitive, fragmented, rapidly changing and significantly affected by new product introductions. We face competition in the CRM market primarily from front-office software application vendors, large enterprise software vendors and our potential customers’ information technology departments, which may seek to develop proprietary CRM systems. The dominant competitor in our industry is Siebel Systems, Inc., which holds a significantly greater percentage of the CRM market than we do. Other companies with which we compete include, but are not limited to, Amdocs Limited, E.piphany, Inc., Kana Communications, Inc., Microsoft Corporation, Oracle Corporation, PeopleSoft, Inc., Pivotal Corporation (recently acquired by CDC Software), RightNow Technologies, Salesforce.com, and SAP AG.

     In addition, as we develop new products, including new product versions operating on new platforms, we may begin competing with companies with whom we have not previously competed. It is also possible that new competitors will enter the market. In 2002, we experienced an increase in competitive pressures in our market, which has resulted in enhanced pricing competition among our competitors. A continued increase in competitive pressures in our market or our failure to compete effectively may result in pricing reductions, reduced gross margins and loss of market share. Many of our competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, marketing and other resources than we do. Furthermore, we believe that there may be ongoing consolidation among our competitors. As a result of consolidation among our competitors, our competitors may be able to adapt more quickly to new technologies and customer needs, devote greater resources to promoting or selling their products and services, initiate and withstand substantial price competition, take advantage of acquisition or other strategic opportunities more readily or develop and expand their product and service offerings more quickly than we can. In addition, our competitors may form strategic relationships with each other and with other companies in attempts to compete more successfully against us. These relationships may take the form of strategic investments, joint marketing agreements, licenses or other contractual arrangements, any of which may increase our competitors’ ability, relative to ours, to address customer needs with their software and service offerings and that may enable them to rapidly increase their market share.

If we do not retain our key employees and management team, and integrate our new senior management personnel, our ability to execute our business strategy will be limited.

     Our future performance will depend largely on the efforts and abilities of our key technical, sales, customer support and managerial personnel and on our ability to attract and retain them. In addition, our ability to execute our business strategy will depend on our ability to recruit additional experienced management personnel and to retain our existing executive officers. The competition for qualified personnel in the computer software and technology markets is particularly intense. We have in the past experienced difficulty in hiring qualified technical, sales, customer support and managerial personnel, and we may be unable to attract and retain such personnel in the future. In addition, due to the intense competition for qualified employees, we may be required to increase the level of compensation paid to existing and new employees, which could materially increase our operating expenses. Our key employees are not obligated to continue their employment with us and could leave at any time. On June 7, 2004, we hired Janice P. Anderson as our Chief Executive Officer. To integrate into our company, Ms. Anderson must spend a significant amount of time learning our business model and management system, in addition to performing her regular duties. Accordingly, until she has become familiar with our business model and systems, her integration may result in some disruption to our ongoing operations and our business and operating results could be adversely affected.

     The market price of our common stock has fluctuated substantially since our initial public offering in February 1999. Consequently, potential employees may perceive our equity incentives such as stock options as less attractive, and current employees whose options are no longer priced below market value may choose not to remain employed by us. In that case, our ability to attract or retain employees will be adversely affected.

Our solution may not achieve significant market acceptance.

     Continued growth in demand for and acceptance of CRM systems remains uncertain. Even if the market for CRM systems grows, businesses may purchase our competitors’ solutions or develop their own. We believe that many of our potential customers are not fully aware of the benefits of CRM systems and that, as a result, CRM systems have not achieved, and may not achieve, market acceptance. We also believe that many of our potential customers perceive the implementation of a CRM system to require a great deal of time, expense and complexity. This perception has been exacerbated by well-

publicized failures of certain CRM projects of some of our competitors. This, in turn, has caused some potential customers to approach purchases of CRM systems with caution or to postpone their orders or decline to make a purchase altogether. We have spent, and will continue to spend, considerable resources educating potential customers not only about our solution but also about CRM systems in general. Even with these educational efforts, however, continued market acceptance of our solution may not increase. We will not succeed unless we can educate our target market about the benefits of CRM systems and the cost effectiveness, ease of use and other benefits of our solution.

If potential customers do not accept the Onyx product family, our business will fail.

     We rely on one product family for the success of our business. License revenue from the Onyx product family has historically accounted for nearly all of our license revenue. We expect product license revenue from the Onyx product family to continue to account for a substantial majority of our future revenue. As a result, factors adversely affecting the pricing of or demand for the Onyx product family, such as competition or technological change, could dramatically affect our operating results. If we are unable to successfully deploy current versions of the Onyx product family and to develop, introduce and establish customer acceptance of new and enhanced versions of the Onyx product family, our business will fail.

If we are unsuccessful in our attempt to enable our products to operate on multiple platforms, our revenue growth could be limited.

     We originally designed our products to operate exclusively on the Windows NT and Microsoft BackOffice platforms. As a result, our primary market has historically been to customers that have developed or are willing to develop their enterprise computing systems around these platforms, which limits our potential sales. We announced the general availability of an Oracle version of Onyx Employee Portal, or OEP, designed to operate on the Unix platform in June 2002. Later in 2002, we also introduced an Oracle version of OEP designed to run on IBM AIX. Subsequent product versions have been released on these platforms. If these product versions or new product versions do not achieve general market acceptance, our revenue growth will be limited. We believe that our ability to effectively expand our business into large enterprises depends in part on the successful release and market acceptance of our new platform versions. If we are unable to expand into large enterprises, the growth of our business and our revenue will be limited. Moreover, enabling our products to run on multiple platforms could lengthen the development cycle, thus delaying the release date of future product versions or new products, which could further restrict our revenue growth.

Privacy and security concerns, particularly related to the use of our software on the Internet, may limit the effectiveness of and reduce the demand for our solution.

     The effectiveness of our solution relies on the storage and use of customer data collected from various sources, including information derived from customer registrations, billings, purchase transactions and surveys. The collection and use of such data by our customers for customer profiling may raise privacy and security concerns. Our customers generally have implemented security measures to protect customer data from disclosure or interception by third parties. These security measures may not, however, be effective against all potential security threats. If a well-publicized breach of customer data security were to occur, our solution may be perceived as less desirable, which could limit our revenue growth.

     In addition, due to privacy concerns, some Internet commentators, consumer advocates and governmental or legislative bodies have suggested legislation to limit the use of customer profiling technologies. The European Union and some European countries have already adopted some restrictions on the use of customer profiling data. If major countries or regions adopt legislation or other restrictions on the use of customer profiling data, our solution would be less useful to customers, and our sales could decrease.

We may be unable to efficiently restructure or expand our sales organization, which could harm our ability to expand our business.

     To date, we have sold our solution primarily through our direct sales force. As a result, our future revenue growth will depend in large part on recruiting, training and retaining direct sales personnel and expanding our indirect distribution channels. These indirect channels include value-added resellers, or VARs, vertical service providers, or VSPs, original equipment manufacturer, or OEM, partners, system integrators and consulting firms. We have experienced and may continue to experience difficulty in recruiting qualified direct sales personnel and in establishing third-party relationships with VARs, VSPs, OEM partners, systems integrators and consulting firms.

     In April 2003, we eliminated two significant sales positions: Senior Vice President of the Americas and one of our regional sales management positions in North America. We do not plan to hire individuals in either of these positions in the near term. Our sales organization for the Americas has been realigned and is now headed by an executive who has been with Onyx since 1995. This executive has past experience managing Onyx’s global sales organization.

If our customers cannot successfully implement our products in a timely manner, demand for our solution will be limited.

     The implementation of our products involves a significant commitment of resources by prospective customers. Our customers frequently deploy our products to large numbers of sales, marketing and customer service personnel, who may not accept our products. Our products are also used with a number of third-party software applications and programming tools. This use may present significant technical challenges, particularly as large numbers of personnel attempt to use our software concurrently. If an implementation is not successful, we may be required to deliver additional consulting services free of charge in order to remedy the problem. If our customers have difficulty deploying our software or for any other reason are not satisfied with our software, our operating results and financial condition may be harmed.

Rapid changes in technology could render our products obsolete or unmarketable, and we may be unable to introduce new products and services successfully and in a timely manner.

     The CRM market is characterized by rapid change due to changing customer needs, rapid technological developments and advances introduced by competitors. Existing products can become obsolete and unmarketable when products using new technologies are introduced and new industry standards emerge. New technologies could change the way CRM systems are sold or delivered. We may also need to modify our products when third parties change software that we integrate into our products. As a result, the life cycles of our products are difficult to estimate.

     To be successful, we must continue to enhance our current product line and develop new products that successfully respond to changing customer needs, technological developments and competitive product offerings. We may not be able to successfully develop or license the applications necessary to respond to these changes, or to integrate new applications with our existing products. We have delayed enhancements or new product release dates several times in the past, and may be unable to introduce enhancements or new products successfully or in a timely manner in the future. If we delay release of our products and product enhancements, or if they fail to achieve market acceptance when released, it could harm our reputation and our ability to attract and retain customers, and our revenue may decline. In addition, customers may defer or forego purchases of our products if we, our competitors or major technology vendors introduce or announce new products or product enhancements.

If we do not expand our international operations and successfully overcome the risks inherent in international business activities, the growth of our business will be limited.

     To be successful in the long term, we will need to expand our international operations. This expansion may be delayed as a result of our recent operating expense reduction measures and general economic conditions. If we do expand internationally, it will require significant management attention and financial resources to successfully translate and localize our software products to various languages and to develop direct and indirect international sales and support channels. Even if we successfully translate our software and develop new channels, we may not be able to maintain or increase international market demand for our solution. We, or our VARs or VSPs, may be unable to sustain or increase international revenues from licenses or from consulting and customer support. In addition, our international sales are subject to the risks inherent in international business activities, including

•	costs of customizing products for foreign countries;

•	export and import restrictions, tariffs and other trade barriers;

•	the need to comply with multiple, conflicting and changing laws and regulations;

•	reduced protection of intellectual property rights and increased liability exposure; and

•	regional economic, cultural and political conditions, including the direct and indirect effects of terrorist activity and armed conflict in countries in which we do business.

     As noted above, Onyx Japan was profitable in each of the last three quarters ended March 31, 2004; however, Onyx Japan incurred substantial losses in previous periods. The minority shareholders’ capital account balance at March 31, 2004 was $180,000. Additional Onyx Japan losses above approximately $429,000 in the aggregate will be absorbed 100% by Onyx, as compared to 58% in prior periods. Additional funding may be required to continue the operation of the joint venture. Our joint venture partners are not obligated to participate in any capital call and have indicated that they do not currently intend to invest additional sums in Onyx Japan. We are, however, discussing other ways our partners can assist Onyx Japan. If Onyx Japan incurs losses in future periods and no additional capital is invested, we may have to further restructure Onyx Japan’s operations.

     Our foreign subsidiaries operate primarily in local currencies, and their results are translated into U.S. dollars. We do not currently engage in currency hedging activities, but we may do so in the future. Changes in the value of the U.S. dollar relative to foreign currencies have not materially affected our operating results in the past. Our operating results could, however, be materially harmed if we enter into license or other contractual agreements involving significant amounts of foreign currencies with extended payment terms if the values of those currencies fall in relation to the U.S. dollar over the payment period.

If we are unable to develop and maintain effective long-term relationships with our key partners, or if our key partners fail to perform, our ability to sell our solution will be limited.

     We rely on our existing relationships with a number of key partners, including consulting firms, system integrators, VARs, VSPs and third-party technology vendors, that are important to worldwide sales and marketing of our solution. We expect an increasing percentage of our revenue to be derived from sales that arise out of our relationships with these key partners. Key partners often provide consulting, implementation and customer support services, and endorse our solution during the competitive evaluation stage of the sales cycle.

     Although we seek to maintain relationships with our key partners, and to develop relationships with new partners, many of these existing and potential key partners have similar, and often more established, relationships with our competitors. These existing and potential partners, many of which have significantly greater resources than we have, may in the future market software products that compete with our solution or reduce or discontinue their relationships with us or their support of our solution. In addition, our sales will be limited if

•	we are unable to develop and maintain effective, long-term relationships with existing and potential key partners;

•	our existing and potential key partners endorse a product or technology other than our solution;

•	we are unable to adequately train a sufficient number of key partners; or

•	our existing and potential key partners do not have or do not devote the resources necessary to implement our solution.

We may be unable to adequately protect our proprietary rights, which may limit our ability to compete effectively.

     Our success depends in part on our ability to protect our proprietary rights. To protect our proprietary rights, we rely primarily on a combination of copyright, trade secret and trademark laws, confidentiality agreements with employees and third parties, and protective contractual provisions such as those contained in license agreements with consultants, vendors and customers, although we have not signed these agreements in every case. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products and obtain and use information that we regard as proprietary. Other parties may breach confidentiality agreements and other protective contracts we have entered into, and we may not become aware of, or have adequate remedies in the event of, a breach. We face additional risk when conducting business in countries that have poorly developed or inadequately enforced intellectual property laws. While we are unable to determine the extent to which piracy of our software products exists, we expect piracy to be a continuing concern, particularly in international markets and as a result of the growing use of the Internet. In any event, competitors may independently develop similar or superior technologies or duplicate the technologies we have developed, which could substantially limit the value of our intellectual property.

Intellectual property claims and litigation could subject us to significant liability for damages and result in invalidation of our proprietary rights.

     In the future, we may have to resort to litigation to protect our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Any litigation, regardless of its success, would probably be costly and require significant time and attention of our key management and technical personnel. Although we have not been sued for intellectual property infringement, we may face infringement claims from third parties in the future. The software industry has seen frequent litigation over intellectual property rights, and we expect that participants in the industry will be increasingly subject to infringement claims as the number of products, services and competitors grows and the functionality of products and services overlaps. Infringement litigation could also force us to

•	stop or delay selling, incorporating or using products that incorporate the challenged intellectual property;

•	pay damages;

•	enter into licensing or royalty agreements, which may be unavailable on acceptable terms; or

•	redesign products or services that incorporate infringing technology, which we might not be able to do at an acceptable price, in a timely fashion or at all.

Our products may suffer from defects or errors, which could result in loss of revenues, delayed or limited market acceptance of our products, increased costs and reputational damage.

     Software products as complex as ours frequently contain errors or defects, especially when first introduced or when new versions are released. Our customers are particularly sensitive to such defects and errors because of the importance of our solution to the day-to-day operation of their businesses. We have had to delay commercial release of past versions of our products until software problems were corrected, and in some cases have provided product updates to correct errors in released products. Our new products or releases may not be free from errors after commercial shipments have begun. Any errors that are discovered after commercial release could result in loss of revenues or delay in market acceptance, diversion of development resources, damage to our reputation, increased service and warranty costs or claims against us.

     In addition, the operation of our products could be compromised as a result of errors in the third-party software we incorporate into our software. It may be difficult for us to correct errors in third-party software because that software is not in our control.

You may be unable to resell your shares at or above the price at which you purchased them, and our stock price may be volatile.

     Since our initial public offering in February 1999, the price of our common stock has been volatile, particularly in the last year. Our common stock, on a split-adjusted basis, reached a high of $176.00 per share on March 6, 2000 and traded as low as $2.24 per share on April 30, 2003. As a result of fluctuations in the price of our common stock, you may be unable to sell your shares at or above the price at which you purchased them. The trading price of our common stock could be subject to fluctuations for a number of reasons, including

•	future announcements concerning us or our competitors;

•	actual or anticipated quarterly variations in operating results;

•	changes in analysts’ earnings projections or recommendations;

•	announcements of technological innovations;

•	the introduction of new products;

•	changes in product pricing policies by us or our competitors;.

•	proprietary rights litigation or other litigation;

•	changes in accounting standards that adversely affect our revenues and earnings; or

•	significant trading activity by shareholders with large holdings in our common stock.

     In addition, future sales of substantial numbers of shares of our common stock in the public market, or the perception that these sales could occur, could adversely affect the market price of our common stock.

     Stock prices for many technology companies fluctuate widely for reasons that may be unrelated to operating results of these companies. These fluctuations, as well as general economic, market and political conditions, such as national or international currency and stock market volatility, recessions or military conflicts, may materially and adversely affect the market price of our common stock, regardless of our operating performance and may expose us to class action securities litigation which, even if unsuccessful, would be costly to defend and distracting to management.

Our articles of incorporation and bylaws and Washington law contain provisions that could discourage a takeover.

     Certain provisions of our restated articles of incorporation and bylaws, our shareholder rights plan and Washington law would make it more difficult for a third party to acquire us, even if doing so would be beneficial for our shareholders. This could limit the price that certain investors might be willing to pay in the future for shares of our common stock. For example, certain provisions of our articles of incorporation or bylaws

•	stagger the election of our board members so that only one-third of our board is up for reelection at each annual meeting;

•	allow our board to issue preferred stock without any vote or further action by the shareholders;

•	eliminate the right of shareholders to act by written consent without a meeting, unless the vote to take the action is unanimous;

•	eliminate cumulative voting in the election of directors;

•	specify a minimum threshold for shareholders to call a special meeting;

•	specify that directors may be removed only with cause; and

•	specify a supermajority requirement for shareholders to change those portions of our articles that contain the provisions described above.

     In October 1999, we adopted a shareholder rights plan, which is triggered upon commencement or announcement of a hostile tender offer or when any one person or group acquires 15% or more of our common stock. Once triggered, the rights plan would result in the issuance of preferred stock to the holders of our common stock other than the acquirer. The holders of this preferred stock would be entitled to ten votes per share on corporate matters. In addition, these shareholders receive rights under the rights plan to purchase our common stock, and the stock of the entity acquiring us, at reduced prices.

     We are also subject to certain provisions of Washington law that could delay or make more difficult a merger, tender offer or proxy contest involving us. In particular, Chapter 23B.19 of the Washington Business Corporation Act prohibits corporations based in Washington from engaging in certain business combinations with any interested shareholder for a period of five years unless specific conditions are met.

     These provisions of our articles of incorporation, bylaws and rights plan and Washington law could have the effect of delaying, deferring or preventing a change in control of Onyx, including, without limitation, discouraging a proxy contest or making more difficult the acquisition of a substantial block of our common stock. The provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock.

RECENT DEVELOPMENTS

     On June 10, 2004, the United States District Court for the Western District of Washington granted final approval to the settlement agreement among the parties to the series of related lawsuits brought against us, several of our officers and directors and Dain Rauscher Wessels on behalf of purchasers of publicly traded Onyx common stock during various time periods. On June 24, 2004, the Superior Court of Washington in and for King County granted final approval to the settlement agreement among the parties to the shareholder derivative lawsuit brought against our directors and some of our officers. Neither settlement will require a payment by any of the defendants, inasmuch as the settlement consideration under the respective agreements will be paid entirely by insurance proceeds.

SELLING SHAREHOLDER

     The following table provides information regarding the selling shareholder, the number of shares of common stock beneficially owned by the selling shareholder and the number of shares of common stock it is offering. Under the rules of the SEC, beneficial ownership includes shares over which the indicated beneficial owner exercises voting or investment power. The percentage ownership data is based on 14,500,762 shares of our common stock issued and outstanding as of June 29, 2004.

     The shares of common stock covered by this prospectus may be sold by Visuale, by those persons or entities to whom it transfers, donates, devises, pledges or distributes its shares or by other successors in interest. The information regarding shares beneficially owned after the offering assumes the sale of all shares offered by Visuale.

     Visuale acquired the shares of common stock covered by this registration statement in connection with our acquisition of business process management technology, pursuant to an Asset Purchase Agreement dated April 6, 2004 by and among us, Visuale, Softworks Australia Pty Ltd and certain stockholders of Visuale, or the Purchase Agreement.

     Under the terms and conditions of the Purchase Agreement, we purchased the acquired technology with a guaranteed purchase price of $4.0 million, including (a) an initial payment of $400,000 in cash, (b) our common stock valued at $1.6 million in the form of 504,891 shares, and (c) on the one-year anniversary of closing, a subsequent payment valued at $1.0 million, to be paid at our option in either cash or stock. In addition, we agreed to make royalty payments to Visuale on sales of certain of our products incorporating the acquired technology, with a guaranteed minimum royalty payment in each of the third and fourth years following the closing of the acquisition of $500,000.

     Except as a shareholder and in connection with its sale of assets to us in April 2004, Visuale has not had any material relationship with us or any of our affiliates within the past three years.

     Visuale has represented to us that its acquired the shares for its own account, for investment only and not with a view toward selling or distributing them in violation of the Securities Act, except in sales either registered under the Securities Act, or sales that are exempt from registration. In recognition of the fact that Visuale, even though purchasing its shares for investment, may wish to be legally permitted to sell its shares when it deems appropriate, we agreed with Visuale to file a registration statement to register the resale of shares. We have also agreed to prepare and file all amendments and supplements necessary to keep this registration statement effective until the earlier of (i) April 30, 2006 and (ii) the date on which Visuale has sold all the shares covered by this registration statement.

	Number of Shares	Number of	Shares Beneficially Owned After Offering
	Beneficially Owned	Shares Being
Name	Before Offering	Offered	Number	Percentage
Visuale, Inc.	504,891	504,891	0	0%

     Visuale is governed by its board of directors. Visuale’s board of directors has delegated voting and dispositive power with respect to the shares of our common stock held by Visuale to its chief executive officer, Mr. Scott Broomfield. Mr. Broomfield and the other members of Visuale’s board of directors disclaim beneficial ownership of the shares. Mr. Broomfield’s address is 19580 Montevina Road, Los Gatos, California, 95033.

PLAN OF DISTRIBUTION

     Visuale and its successors, which term includes those individuals and entities to which Visuale may pledge, donate, transfer, distribute or sell its shares of common stock, may sell or transfer all or a portion of the shares covered by this prospectus or interests therein from time to time, in one or more transactions, which may involve block transactions:

•	through the Nasdaq National Market or any other national securities exchange;

•	in privately negotiated transactions;

•	through a combination of these transactions; or

•	through any other legally available means.

     The shares may be sold at fixed prices, at prevailing market prices at the time of sale, at prices related to prevailing market prices, at varying prices at the time of sale or at negotiated prices.

     The aggregate proceeds to Visuale from the sale of the shares offered by it will be the purchase price of the shares less discounts and commissions, if any. Visuale reserves the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of shares to be made directly or through agents. We will not receive any of the proceeds from the sale of these shares by Visuale.

     Visuale may sell any shares covered by this prospectus that qualify for sale under Rule 144 of the Securities Act in transactions complying with Rule 144, rather than through this prospectus. In order to comply with the securities laws of some states, if applicable, the shares may be sold in these jurisdictions only through registered or licensed brokers or dealers.

     Visuale may sell the shares to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from Visuale or the purchasers. Any broker-dealer may act as a broker-dealer on behalf of Visuale in connection with the offering of the shares. Any broker-dealers who assist in the sale of the shares covered by this prospectus may be considered “underwriters” within the meaning of Section 2(11) of the Securities Act. Any commissions they receive or profits they earn on the resale of the shares may be underwriting discounts and commissions under the Securities Act.

     Visuale may also transfer, devise or gift the shares by other means not described in the prospectus.

     If required, we will distribute a supplement to this prospectus to describe any material changes in the terms of the offering. We have the right to suspend use of this prospectus for not more than 90 consecutive days, and no more than 120 days nor more than twice in the aggregate in any 12-month period, if we notify Visuale of any event or circumstance that necessitates the making of any changes in this prospectus, so that it will not contain any untrue statement of a material fact or omit to state a material fact required to be stated in this prospectus or necessary to make the statements in this prospectus not misleading.

     We have agreed to bear certain expenses in connection with the registration and sale of the shares being offered by Visuale. Visuale will pay any brokerage commissions and similar expenses attributable to the sale of the shares. We have also agreed to indemnify Visuale against specified liabilities it incurs in connection with

•	an actual or alleged untrue statement or omission of a material fact in the registration statement of which this prospectus is a part,

•	any blue sky application or other document executed by Onyx in order to qualify the sale of the shares being sold by Visuale under the securities laws of any state or other jurisdiction,

•	any violation by Onyx or its agents of any rule or regulation of the Securities Act or the associated rules and regulations and

•	any failure to register or qualify the shares being sold by Visuale in any state where the Onyx or its agents has specifically agreed to do so.

     Visuale has agreed to indemnify us against specified liabilities we incur in connection with an actual or alleged untrue statement or omission of a material fact in the registration statement, including liabilities under the Securities Act, to the extent that such actual or alleged untrue statement or omission of material fact was made in reliance upon and in conformity with information furnished to us by or on behalf of Visuale for use therein.

     Visuale may be unable to sell, or may elect not to sell, any or all of the shares covered by this prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Our disclosure and analysis in this prospectus and the documents incorporated by reference, including the documents listed below in the section entitled “Where You Can Find More Information,” contain forward-looking statements, which provide our current expectations or forecasts of future events. Forward-looking statements include, without limitation:

•	information concerning possible or assumed future results of operations, trends in financial results and business plans, including those relating to earnings growth and revenue growth;

•	statements about the level of our costs and operating expenses relative to our revenues, and about the expected composition of our revenues;

•	statements about our future capital requirements and the sufficiency of our cash, cash equivalents, investments and available bank borrowings to meet these requirements;

•	information about the anticipated release dates of new products;

•	statements about the expected costs and timing of terminating our excess facility commitments;

•	other statements about our plans, objectives, expectations and intentions; and

•	other statements that are not historical facts.

     Words such as “believes,” “anticipates” and “intends” may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the factors described in the section entitled “Risk Factors” in this prospectus. Other factors besides those described in this prospectus could also affect actual results. You should carefully consider the factors described in the section entitled “Risk Factors” in evaluating our forward-looking statements.

     You should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this prospectus, or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we file from time to time with the SEC after the date of this prospectus.

LEGAL MATTERS

     Orrick, Herrington & Sutcliffe LLP, Seattle, Washington, has provided us with an opinion that the shares of common stock offered by this prospectus are duly authorized, validly issued, fully paid and nonassessable.

EXPERTS

     The consolidated financial statements and related financial statement schedule of Onyx Software Corporation as of December 31, 2002 and 2003, and for the years then ended, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report refers to a change in the method of accounting for goodwill and other intangible assets as of January 1, 2002.

     Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated financial statements and schedule for the year ended December 31, 2001 included in our Annual Report on Form 10-K for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s Web site at http://www.sec.gov. The SEC’s Web site contains reports, proxy statements and other information regarding issuers, such as Onyx, that file electronically with the SEC. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the SEC’s Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room.

     The SEC allows us to “incorporate by reference” into this prospectus the information we have filed with the SEC, which is considered to be a part of this prospectus. We incorporate by reference the following documents:

•	Our Annual Report on Form 10-K for the year ended December 31, 2003 pursuant to Section 13(a) of the Exchange Act, filed on March 15, 2004, which contains audited consolidated financial statements for the most recent fiscal year for which such statements have been filed;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed on May 10, 2004;

•	Our Current Reports on Form 8-K filed on January 12, 2004, April 8, 2004 and June 9, 2004; and

•	Our registration statements on Form 8-A, filed on February 8, 1999 and October 28, 1999, which contain descriptions of our common stock and our Series A preferred stock purchase rights.

We also incorporate by reference into this prospectus all documents we file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (a) after the initial filing date of the registration statement of which this prospectus is a part and before the effectiveness of the registration statement and (b) after the effectiveness of the registration statement and before the shares offered by this prospectus have been sold. The most recent information that we file with the SEC automatically updates and supersedes older information. The information contained in any such filing will be deemed to be a part of this prospectus as of the date on which the document is filed, and any older information that has been modified or superceded will not be deemed to be part of this prospectus.

     Upon request, we will provide to each person who receives this prospectus a copy of the information that has been incorporated by reference in this prospectus. You may request a copy of these filings, at no cost, by writing or telephoning us:

Onyx Software Corporation
Attention: Investor Relations
1100-112th Avenue NE, Suite 100
Bellevue, Washington 98004
(425) 451-8060

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

     The following table lists the costs and expenses payable by the registrant in connection with the sale of the common stock covered by this registration statement. All amounts are estimates except for the SEC registration fee:

SEC registration fee	$234
Printing and engraving expenses	20,000
Legal fees and expenses	10,000
Accounting fees and expenses	10,000
Miscellaneous fees and expenses	766

Total	$41,000

Item 15. Indemnification of Directors and Officers

     Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act, or WBCA, authorize a court to award, or a corporation’s board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act of 1933, or the Securities Act. Section 10 of the registrant’s bylaws provides for indemnification of the registrant’s directors, officers, employees and agents to the maximum extent permitted by Washington law. The directors and officers of the registrant also may be indemnified against liability they incur for serving in that capacity under a directors’ and officers’ liability insurance policy maintained by the registrant for this purpose.

     Section 23B.08.320 of the WBCA authorizes a corporation to limit a director’s liability to the corporation or its shareholders for monetary damages for acts or omissions as a director, except in certain circumstances involving intentional misconduct, knowing violations of law or illegal corporate loans or distributions, or any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. Section 5.2 of the registrant’s Restated Articles of Incorporation contains provisions implementing, to the fullest extent permitted by Washington law, these limitations on a director’s liability to the registrant and its shareholders.

     The registrant has entered into indemnification agreements with certain of its officers and directors. The indemnification agreements provide the registrant’s officers and directors with indemnification to the fullest extent permitted by applicable law.

Item 16. Exhibits

Exhibit No.	Description
5.1	Opinion of Orrick, Herrington & Sutcliffe LLP, counsel to the registrant, regarding the legality of the common stock being registered (previously filed)

10.1	Asset Purchase Agreement dated April 6, 2004 by and among Onyx Software Corporation, Visuale, Inc., Softworks Australia Pty Ltd and certain stockholders of Visuale, Inc. (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K filed with the SEC on April 8, 2004)*

10.2	Registration Rights Agreement dated April 6, 2004 by and between Onyx Software Corporation and Visuale, Inc. (incorporated by reference to our current report on Form 8-K filed with the SEC on April 8, 2004).

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm

23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

23.3	Consent of Orrick, Herrington & Sutcliffe LLP (contained in Exhibit 5.1)

24.1	Power of attorney (contained on signature page)
__________________

*     Confidential treatment has been requested; the omitted material has been separately filed with the SEC.

Item 17. Undertakings

     A. The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; or

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or 15(d) of the Exchange Act, that are incorporated by reference in the registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered in such post-effective amendment, and the offering of such securities at that time shall be deemed to be the initial bona fide offering of such securities; and

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

     B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering of such securities.

     C. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Bellevue, state of Washington, on the 2nd day of July, 2004.

ONYX SOFTWARE CORPORATION

By:	/s/ Janice P. Anderson

Janice P. Anderson
Chief Executive Officer and Chairman of the Board

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities indicated below on the 2nd day of July, 2004.

Signature	Title
/S/ Janice P. Anderson Janice P. Anderson	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)
/S/ Brian C. Henry Brian C. Henry	Chief Financial Officer and Executive Vice President (Principal Financial and Accounting Officer)
* H. Raymond Bingham H. Raymond Bingham	Director
* Teresa A. Dial Teresa A. Dial	Director
* William B. Elmore William B. Elmore	Director
* Brent R. Frei Brent R. Frei	Director

II-4

Signature	Title
* Daniel R. Santell Daniel R. Santell	Director
Robert Tarkoff	Director
*By: /s/ Brian C. Henry Brian C. Henry Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number	Description
5.1	Opinion of Orrick, Herrington & Sutcliffe LLP, counsel to the registrant, regarding the legality of the common stock being registered (previously filed)

10.1	Asset Purchase Agreement dated April 6, 2004 by and among Onyx Software Corporation, Visuale, Inc., Softworks Australia Pty Ltd and certain stockholders of Visuale, Inc. (incorporated by reference to Exhibit 10.1 to our current report on
Form 8-K filed with the SEC on April 8, 2004)*

10.2	Registration Rights Agreement dated April 6, 2004 by and between Onyx Software Corporation and Visuale, Inc. (incorporated by reference to our current report on Form 8-K filed with the SEC on April 8, 2004).

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm

23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

23.3	Consent of Orrick, Herrington & Sutcliffe LLP (contained in Exhibit 5.1)

24.1	Power of attorney (contained on signature page)
__________________

*     Confidential treatment has been requested; the omitted material has been separately filed with the SEC.